HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
600 PEACHTREE STREET, NE
ATLANTA, GEORGIA 30308-2216

TEL	404 • 888 • 4000
FAX	404 • 602 • 9039

FILE NO: 78681.101022

February 8, 2013

VIA EDGAR

Mr. Pamela Long

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:                           Zep, Inc.

Registration Statement on Form S-3

Filed on January 18, 2013

File No. 333-186093

Dear Ms. Long:

As counsel to Zep, Inc., a Delaware corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 (File No. 333-186093) (the “Registration Statement”) and the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in your letter dated January 30, 2013.

For convenience of reference, the Staff’s comment contained in your January 30, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and is followed by the corresponding response of the Company.

General

1.                                      Paragraph four on page three of counsel’s opinion states that the Preferred Stock Purchase Rights will be “validly issued” when issued in accordance with the terms of the Amended Rights Agreement. Please note that counsel must opine that the rights are binding obligations of the registrant under the law of the jurisdiction governing the rights agreement. Please see Staff Legal Bulletin No. 19 at II.B.1.g.

RESPONSE:  The Company has filed, as part of Amendment No. 1, a revised opinion of counsel in response to the Staff’s comments.

2.                                      At the top of page four of counsel’s opinion, counsel states that when the various conditions enumerated earlier in that paragraph are met, then “the Depositary Shares will be validly issued.” Please note that counsel must also opine that the Depositary Shares will entitle their holders to the rights specified in the Deposit Agreement and the Depositary Receipt. Please see Staff Legal Bulletin No. 19 at II.B.1.d.

RESPONSE:  The Company has filed, as part of Amendment No. 1, a revised opinion of counsel in response to the Staff’s comments.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (404) 888-4077.

Very truly yours,

/s/ Christopher C. Green

Christopher C. Green

cc:	Philip Theodore
Leland Benton
G. Roth Kehoe